FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of Buenaventura executes definitive agreement to increase ownership in Cerro Verde

BUENAVENTURA EXECUTES DEFINITIVE AGREEMENT TO INCREASE OWNERSHIP IN CERRO VERDE

Lima, Peru, March 21, 2005 - Compañía de Minas Buenaventura S.A.A. (or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced a definitive agreement with Phelps Dodge Corporation, Sumitomo Metal Mining Co. Ltd (SMM) and Sumitomo Corporation (SC) to increase the Company's ownership in Sociedad Minera Cerro Verde S.A.A (Cerro Verde) to a maximum of 20%. In addition, Sumitomo will be allowed to acquire an equity position of between 21% and 25%, while Phelps Dodge will retain the majority interest in the operation.

This agreement confirms the announcement on October 11, 2004 among Phelps Dodge, Sumitomo and Buenaventura.

The transaction will be accomplished via a general capital increase by Cerro Verde and is subject to customary closing conditions. Final ownership percentages are dependant upon shareholders who currently own shares of Cerro Verde traded on the Lima Stock Exchange.

Buenaventura estimates that it will invest approximately US$175 million, which will be used as partial financing for an US$850 million expansion to mine a primary sulfide ore body. This mining is expected to begin in late 2006. Current copper production at Cerro Verde is approximately 100,000 tons per year, and following the expansion, copper production will be approximately 300,000 tons per year.

Mr. Roque Benavides, President and CEO, stated: "We are pleased to welcome Sumitomo as an investor in Cerro Verde and to increase our participation up to 20%."

Buenaventura currently owns 9.2% of Cerro Verde.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 21, 2005